SUB-ITEM 77C







Results of annual meeting of shareholders

The Annual Meeting of Shareholders of Legg Mason BW Global
Income Opportunities Fund Inc. was held on February 26, 2016 for the purpose of considering and voting upon the election of Directors. The following table provides information concerning the matter voted upon at the Meeting:



At April 30, 2016, in addition to Carol L. Colman, Daniel P.
Cronin, Paolo M. Cucchi and Jane Trust, the other Directors of the Fund were as follows:
Robert D. Agdern
Leslie H. Gelb
William R. Hutchinson
Eileen A. Kamerick
Riordan Roett